UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

MANTRA VENTURE GROUP LTD.

(Name of Issuer)

Common Shares, par value $0.00001 per share

(Title of Class of Securities)

564656106

(CUSIP Number)

 M. Ali Panjwani, Esq.

Pryor Cashman LLP

7 Times Square

New York, NY 10036

(201) 326-0820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 564656106	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Roger M. Ponder

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
62,125,755

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
62,125,755

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
62,125,755

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 564656106	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common shares, par value $0.00001 (the “Common Shares”) of Mantra Venture Group Ltd. (the “Issuer”), whose principal executive offices are located at #1562 128th Street, Surrey, British Columbia, Canada V4A 3T7.

Item 2. Identity and Background

The person filing this Schedule 13D is Roger Ponder (the “Reporting Person”). The Reporting Person is the Chief Executive Officer and a Director of the Issuer. The Reporting Person’s business address is: c/o Mantra Venture Group Ltd., 300 Crown Oak Centre Drive, Longwood, Florida 32750. During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The 62,125,755 shares beneficially owned by the Reporting Person consist of shares received through a sign-on bonus granted from the Issuer in connection with his employment with the Issuer.

Item 4. Purpose of Transaction

The Reporting Person acquired the Common Shares reported herein from the Issuer for compensatory purposes. The Reporting Person may acquire additional shares of Common Shares from time to time, in open market purchase, negotiated transactions or otherwise, and may sell any or all of such Common Shares from time to time. As a director and executive officer of the Issuer, the Reporting Person may also receive grants of equity securities from time to time under the Issuer’s stock incentive plans.

The Reporting Person does not, in such capacity, have present plans or proposals that relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Issuer and to take action with respect thereto): (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The Reporting Person directly owns 62,125,755 Common Shares of the Issuer, constituting beneficial ownership of 22.6% of the Issuer’s Common Shares as of March 20, 2017, based on 247,998,9000 shares outstanding as reported on the Issuer’s Preliminary Schedule 14A, filed with the Securities and Exchange Commission on May 25, 2017. The Reporting Person has sole voting and dispositive power with respect to the indicated Common Shares. The Reporting Person has not effected any transactions in the Common Shares during the past 60 days, except as described in this Schedule 13D.

CUSIP No. 564656106	13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer entered into an employment agreement with the Reporting Person, effective as of June 6, 2017 (the “Employment Agreement”. The form of the Employment Agreement was approved by the board of directors of the Issuer (the “Board”). A copy of the Employment Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The Employment Agreement has a three-year term and will automatically renew for successive one-year terms unless the Issuer or the Reporting Person elects to terminate the agreement by giving 60 days’ notice prior to the end of the current term. The Reporting Person will receive a base annual salary of $220,000, which may be increased (but not decreased) by the Board (or a committee thereof) in its sole discretion. The Reporting Person received a sign on bonus of 62,125,755 Common Shares.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Exhibit Name

1.	Employment Agreement, dated June 6, 2017, between the Issuer and Roger M. Ponder

CUSIP No. 564656106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2017	/s/ Roger M. Ponder
Roger M. Ponder